SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ICONIX BRAND GROUP, INC.
(Name of Subject Company)
ICONIX BRAND GROUP, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
451055AG2
(CUSIP Number of Class of Securities)
John McClain
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018
(212) 730-0030
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Naz Zilkha
Dechert LLP
1095 Avenue of Americas
New York, New York 10036
(212) 698-3654
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
Name and Address
The name of the subject company is Iconix Brand Group, Inc., a Delaware corporation (“Iconix” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Iconix. The address of Iconix’s principal executive office is 1450 Broadway, 3rd Floor, New York, New York 10018. The telephone number of Iconix’s principal executive office is (212) 730-0030.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Iconix’s common stock, par value $0.001 per share (each such share, a “Share,” and, collectively, the “Shares”).
As of June 10, 2021, there were (1) 14,480,623 Shares issued and outstanding, and (2) 282,541 Shares underlying outstanding restricted stock units (231,160 of which were performance-based restricted stock units and 51,381 of which were time-based restricted stock units).
Item 2.	Identity and Background of Filing Person.
Name and Address
Iconix, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Iconix are set forth in “Item 1. Subject Company Information—Name and Address” above.
Tender Offer and Merger
This Schedule 14D-9 relates to the tender offer by Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), and Iconix Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Shares (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $3.15 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement (defined below), the “Offer Price”), net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, dated July 2, 2021 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Iconix. Upon the terms of and subject to the conditions to the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, (i) as soon as practicable (and in any event within two business days) after the Expiration Time (as defined below) accept for payment all Shares validly tendered pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), and (ii) as soon as practicable after the Offer Acceptance Time (and in any event within three business days) pay for all such Shares. The Merger Agreement further provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, the Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding the financing for the Offer and the Merger, are collectively referred to as the “Transactions.”
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including but not limited to: (1) that prior to the expiration of the Offer there have been validly tendered and not properly withdrawn a number of Shares that, together with Shares then-owned, directly or indirectly, by Parent, Purchaser or any of their respective subsidiaries, would constitute at least a majority of the total number of then issued and outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”) (provided, that with respect to any Shares that are deemed beneficially owned as a result of Parent’s, the Purchaser’s or any of their respective subsidiaries’ ownership of the Company’s 5.75% Convertible Notes due 2023 (the “Convertible Notes”), such Shares shall only be counted toward the Minimum Condition if such Convertible Notes have been validly and effectively converted into Shares); (2) the accuracy of the Company’s representations and warranties in the Merger Agreement, subject to specific materiality qualifications and thresholds; (3) compliance by the Company with its covenants in the Merger Agreement in all material respects; (4) the absence of legal restraints or orders prohibiting the consummation of the transactions contemplated by the Merger Agreement; (5) the expiration or termination of the waiting period under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (if required); (6) the absence of a valid termination of the Merger Agreement in accordance with its terms; and (7) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing. Parent, Purchaser and the Company do not believe that any filing under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, is required in connection with the Offer and the Merger.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on July 2, 2021 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at one minute after 11:59 p.m., Eastern time, on July 30, 2021, the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the Offer Commencement Date, unless the Offer has been extended in accordance with the Merger Agreement (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).
In connection with the Merger Agreement, Parent and Purchaser have purchased Convertible Notes in an aggregate principal amount of $55.805 million. The Merger Agreement obligates Parent and Purchaser to convert all or a portion of those Convertible Notes to Shares if, at 5:00 p.m., Eastern time, on the date the Offer is scheduled to expire, the Minimum Condition has not been met but would be met if all or part of the purchased Convertible Notes were converted into Shares pursuant to in accordance with their terms.
In connection with the Merger Agreement, Parent and Purchaser have obtained (1) an equity commitment letter from Lancer that, subject to customary closing conditions, commit Lancer to provide equity financing to Parent, and (2) a debt commitment letter that, subject to customary closing conditions, commit Silver Point Capital to provide debt financing to Parent and Purchaser, which Parent and Purchaser have represented to us are sufficient for Purchaser to pay (and Parent to cause Purchaser to pay) the aggregate consideration in respect of the Shares in the Offer and the Merger and all related fees and expenses. Neither the Offer nor the Merger is subject to a financing condition.
The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to

Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.
As set forth in the Schedule TO, Parent and Purchaser’s business address is Woods Oviatt Gilman L.L.P., 1900 Bausch & Lomb Place, Rochester, New York 14604. The telephone number of Parent and Purchaser is (415) 765-6500.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Iconix, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Iconix or its affiliates, on the one hand, and (i) any of Iconix’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
The Company’s board of directors (the “Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest set forth or incorporated by reference in this Schedule 14D-9 and considered them along with other matters described below in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”

Arrangements between Iconix, Parent and Purchaser
Merger Agreement
The summary of the material terms of the Merger Agreement set forth in Section 11 “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1— “Terms of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price or the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Equity Commitment Letter
Parent has received an Equity Commitment Letter, dated June 11, 2021 (the “Equity Commitment Letter”), from Lancer pursuant to which Lancer committed, subject to the conditions of the Equity Commitment Letter, equity financing in an aggregate amount equal to $60 million, for the purpose of enabling (a) the purchase of the Convertible Notes described in “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—Tender Offer and Merger.”, (b) the payment at the Closing of the aggregate consideration payable in the Offer, the Merger and payments required with respect to the cash out of the Company’s outstanding equity awards, and (c) any other payment obligation of Parent or Purchaser under the Merger Agreement. The conditions to Lancer’s funding obligation under the Equity Commitment Letter include: (i) the execution and delivery of the Merger Agreement by the parties thereto, (ii) (A) with respect to the use of funds to pay for the aggregate consideration payable in the Offer, the satisfaction or waiver by Parent of such Offer Conditions (other than those conditions that by their nature cannot be satisfied until the consummation of the Offer, but each of which conditions shall be capable of being satisfied upon the consummation of the Offer) and (B) with respect to all other uses of funds described in clause (b) above, the satisfaction or waiver by Parent of the conditions to the Merger, including (1) the absence of legal restraints in effect preventing, restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Transactions, (2) Purchaser’s (or Parent’s on the Purchaser’s behalf) irrevocable acceptance for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn pursuant to the Offer, and (3) the substantially contemporaneous funding of Parent and Purchaser’s debt financing prior to or contemporaneously with the funding of the equity commitment by Lancer

(or the agent for Silver Point Capital in respect of the debt financing having irrevocably confirmed in writing that the debt financing will be funded subject only to the funding of the equity financing) (unless such funding does not occur as a result of (x) Parent or Purchaser refusing to draw such proceeds when available to be funded, or (y) Lancer’s failure to fund pursuant to the Equity Commitment Letter). The Company is an express third-party beneficiary to the Equity Commitment Letter. There is no financing condition to the Offer.
The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Limited Guarantee
As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Lancer has provided the Company with a limited guarantee (the “Limited Guarantee”). Pursuant to the Limited Guarantee, Lancer agreed to irrevocably and unconditionally guarantee the payment by Purchaser and Parent of Parent’s termination fee, when and if required to be paid pursuant to the Merger Agreement, and certain indemnification and expense reimbursement amounts related to Parent’s and Purchaser’s debt financing for the transactions contemplated by the Merger Agreement; provided, however, that in no event is the aggregate liability of Lancer under the Limited Guarantee to exceed $12.824 million.
The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Exclusivity Agreement
The Company and Holleder Capital LLC (an affiliate of Lancer) entered into an exclusivity agreement, dated December 18, 2020 (the “Exclusivity Agreement”), pursuant to which the Company agreed until January 22, 2021 not to engage in certain prohibited activities, including engaging in discussions or negotiations with respect to, or directly or indirectly, soliciting, initiating, negotiating or otherwise discussing or knowingly encouraging or knowingly facilitating the making of any Alternative Proposal, as defined in the Exclusivity Agreement, or entering into any agreement with respect to an Alternative Proposal. The period of exclusivity was extended until February 22, 2022.
The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Standstill Agreement
The Company and Lancer entered into a Standstill Agreement, dated as of May 19, 2021, which contained, among other things, certain “standstill” provisions prohibiting Lancer and certain of its affiliates and associates from taking certain actions with respect to the Company for a period of six months, including publicly requesting or proposing that the Company amend or waive the “standstill” provisions. The “standstill” provisions expired upon the Company’s entry into the Merger Agreement. In connection with Lancer’s entry into the Standstill Agreement, the Board granted Lancer and certain of its affiliates and associates a limited waiver of the “business combination” restrictions under Section 203 of the Delaware General Corporation Law solely as a result of holding discussions or entering into any agreements, arrangements or understandings with the Company or the holders of the Convertible Notes in connection with or in furtherance of a potential consensual transaction for an acquisition of the Company by Lancer.
The foregoing summary and description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.
Confidentiality Agreement.
On December 15, 2020, the Company and Lancer entered into a nondisclosure and restrictive covenant agreement the (“Confidentiality Agreement”) in connection with Lancer’s consideration of a potential transaction with the Company, its subsidiaries and/or its affiliates. Pursuant to the Confidentiality Agreement,

Lancer agreed to hold the Confidential Information, as defined in the Confidentiality Agreement, confidential and in strict confidence and not to use such information except to carry out discussions, and or negotiations concerning, or undertaking any mutually-agreed obligation relating to or in furtherance of the potential transaction.
The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Interests of Our Directors and Executive Officers in the Merger
Iconix’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of Iconix's stockholders generally. These interests may include, among others, equity awards and executive severance benefits. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the transactions contemplated thereby, as further described below in the section captioned “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”
Consideration for Iconix Common Stock in the Merger
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.
The following table sets forth the number of Shares beneficially owned as of April 27, 2021 by each of our executive officers and directors, excluding shares issuable upon vesting of RSUs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)	Implied Cash Consideration for Shares ($)
F. Peter Cuneo	5,224	16,455.60
Robert C. Galvin	490,740	1,545,831.00
John T. McClain	228,279	719,078.85
Justin Barnes	—	—
Drew Cohen	6,174	92,610.00
James A. Marcum	7,406	23,328.90
All directors and executive officers as a group (6 persons)	737,823	2,397,304.35
Treatment of Equity and Cash Awards in the Transactions
Treatment of Company Restricted Stock Units.
Effective as of time Purchaser accepts for payment all Shares validly tendered pursuant to the Offer Acceptance Time, except as otherwise agreed to in writing by Parent and a holder of any restricted stock unit or performance stock unit with respect to Shares granted pursuant to one of the Company’s equity plans or the inducement grant exception under NASDAQ Listing Rule 5635(c)(4) (“RSU”), each RSU that is then outstanding at such time shall, automatically and without any required action on the part of the holder thereof, become fully vested (to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed as of immediately prior to the Offer Acceptance Time, performance shall be deemed achieved at the target level of performance, or if greater the level of performance required by the award agreement evidencing the applicable RSU) and shall be cancelled, and in exchange therefore, the holder of each such RSU shall be entitled to receive (without interest) an amount in cash equal to the Offer Price, less any required withholding taxes.

Treatment of Company Restricted Shares
Effective as of the Offer Acceptance Time, except as otherwise agreed to in writing by Parent and a holder of any restricted Share granted pursuant to one of the Company’s equity plans or the inducement grant exception under NASDAQ Listing Rule 5635(c)(4) (a “Company Restricted Share”), each Company Restricted Share that is then outstanding and unvested shall, automatically and without any required action on the part of the holder thereof, become fully vested (to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed as of immediately prior to the Offer Acceptance Time, performance shall be deemed achieved at the target level of performance, or if greater the level of performance required by the award agreement evidencing the applicable Company Restricted Share), and all such vested Company Restricted Shares shall be treated identically to all other Shares with respect to the payment of the Offer Price.
Table of Estimated Consideration for Executive Officer and Director Equity Awards
The table below sets forth, for each of our executive officers and directors holding Company Restricted Shares and RSUs as of June 29, 2021, (i) the aggregate number of Shares subject to such Restricted Shares and RSUs (with the number of Shares subject to performance stock units based on deemed achievement of all applicable performance goals at the target level of Shares subject to such RSU) and (ii) the value of cash amounts payable in respect of such Restricted Shares and RSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such Restricted Shares and RSUs (with the number of Shares subject to performance stock units based on deemed achievement of all applicable performance goals at the target
Name of Executive Officer or Director	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)	Number of RSUs (#)	Cash Consideration for RSUs ($)
F. Peter Cuneo			—	—
Robert C. Galvin			282,541	—
John T. McClain			—	—
Justin Barnes			—	—
Drew Cohen			—	—
James A. Marcum			—	—
All directors and executive officers as a group (6 persons)			—	—
Treatment of Company Cash Awards
On July 1, 2020, the Company entered into certain annual cash award agreements with Robert C. Galvin and John T. McClain (collectively, the “2020 LTIP Awards”), and, on May 12, 2021, the Company entered into certain annual cash award agreements and short-term performance award agreements with Mr. Galvin and Mr. McClain (collectively, the “2021 Awards,” and together with the 2020 LTIP Awards, the “Cash Awards”). The Cash Awards will either become fully vested effective as of the Offer Acceptance Time, if not assumed, or fully vest in connection with a termination of employment without cause following the Offer Acceptance Time (and, to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed, performance shall be deemed achieved at the maximum level of performance).
Severance Benefits – Employment Agreements
On October 15, 2018, the Company entered into an employment agreement with Mr. Galvin in connection with the Company’s employment of Mr. Galvin as its President and Chief Executive Officer, and, on January 28, 2019, the Company entered into an employment agreement with Mr. McClain in connection with the Company’s employment of Mr. McClain as its Executive Vice President and Chief Financial Officer. The employment agreements each provide for certain severance payments if the Company terminates the executive’s employment other than for cause (and not by reason of his death or disability) or if the executive terminates his employment for good reason, in each case, within 18 months after a “change in control” of the Company (which the Merger is expected to constitute), subject to his execution and non-revocation of a general release of claims. These severance payments include (i) a lump sum payment equal to two times the sum of (a) the annual base salary and (b) the average annual bonus paid to the executive for the two calendar years immediately prior to such change in control, (ii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which such termination of employment occurs, (iii) a certain period of Company-subsidized COBRA continuation coverage (i.e., up to 18 months of coverage for Mr. Galvin and, for Mr. McClain, until the earliest of (x) Mr. McClain or his eligible dependents, as the case may be, ceasing to be eligible under COBRA, (y) 15 months following the date of termination, and (z) Mr. McClain becoming eligible for coverage under the health insurance plan of a subsequent employer), and (iv) vesting of unvested equity awards, if and to the extent provided for in the applicable equity award agreement.
Golden Parachute Compensation
The table set forth below provides information required by Item 402(t) of Regulation S-K regarding certain compensation for each of the Company’s executive officers that is based on or otherwise relates to the Merger. For purposes of this table the Company has assumed that the Merger and any qualifying termination occur contemporaneously with the Offer Acceptance Time, with respect to each of Messrs. Galvin and McClain, the stock price is $3.15 per Share (which is the Offer Price), and all amounts are gross amounts prior to any reductions for withholding taxes or potential golden parachute excise taxes.
The table below describes the estimated potential payments to Messrs. Galvin and McClain under the terms of their respective employment agreements in connection with a qualifying termination contemporaneously with the Offer Acceptance Time, together with the value of the unvested RSUs and Cash Awards that would be accelerated upon a change in control or such qualifying termination, as applicable. The amounts shown below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vest pursuant to their terms, on or prior to the Offer Acceptance Time or the value of the payments or benefits that are not based on the or otherwise related to the Offer.
The amounts shown in the table below are estimates only and are based on assumptions and information available as of the date of the filing of this Schedule 14D-9. The actual amounts that may be paid upon Messrs. Galvin’s and McClain’s termination of employment can only be determined at the time of such termination.
Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Robert C. Galvin	6,598,500.00	890,007.30	29,018.70	7,517,529.00
John T. McClain	3,351,719.00	—	24,182.25	3,375,901.25
(1)
The amounts listed in this column represent cash severance amounts under the employment agreements and amounts with respect to the Cash Awards, which will either become fully vested effective as of the Offer Acceptance Time, if not assumed, or fully vest in connection with a termination of employment without cause following the Offer Acceptance Time (and, to the extent that vesting is based on the achievement of performance goals for a performance period that has not been completed, performance shall be deemed achieved at the maximum level of performance). The estimated amounts payable in respect of cash severance under the employment agreements are $3,304,750.00 and $1,907,969.00 for Messrs. Galvin and McClain, respectively, exclusive of Company-subsidized COBRA continuation payments. The cash severance benefits payable under the employment agreements are “double trigger” meaning that eligibility to receive these benefits requires a qualifying termination within 18 months after the change in control. For this purpose a “qualifying termination” is a termination by the Company other than for cause (and not by reason of death or disability) or by the executive for good reason. The amount of cash severance benefits include a lump sum payment equal to two times the sum of (a) the annual base salary and (b) the average annual bonus paid to the applicable executive for the two calendar years immediately prior to such change in control. The annual base salaries of Messrs. Galvin and McClain effective as of the date hereof are $850,000 and $525,000, respectively, and the average annual bonuses paid to Messrs. Galvin and McClain for the two calendar years immediately prior to such change in control are $802,375.00 and $428,984.50, respectively. The estimated amounts payable in respect of the Cash Awards are $3,293,750.00 and $1,443,750.00 for Messrs. Galvin and McClain, respectively.

(2)
The amounts listed in this column represent estimated payments in respect of RSUs calculated as the product of (a) $3.15 per Share (which is the Offer Price) multiplied by (b) the number of RSUs being cancelled, with performance deemed achieved at the target level of performance (if applicable). Mr. Galvin holds 231,161 RSUs for which vesting is based on the achievement of performance goals, and 51,381 RSUs which are not subject to vesting based on the achievement of performance goals. Mr. McClain does not hold any RSUs of either type. Under the terms of the Merger Agreement, all of the RSUs are “single trigger” arrangements, becoming fully vested automatically and without any required action on the part of the holder thereof effective as of the time Purchaser accepts for payment all Shares validly tendered pursuant to the Offer Acceptance Time.

(3)
Pursuant to the employment agreements, the amounts in this column represent the estimated cost of providing Company-subsidized COBRA continuation coverage for 18 months for Mr. Galvin and 15 months for Mr. McClain.

Section 16 Matters
Pursuant to the Merger Agreement, the Company will take all actions as may be required to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
The Company’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director’s duty of loyalty to the Company or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
The Company’s amended and restated certificate of incorporation and amended and restated by-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL.
The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of the Company’s and its subsidiaries’ current and former directors and officers (each such person, a “Indemnified Individual”). Specifically, Parent has agreed that to honor and fulfill rights of indemnification, advancement of expenses and exculpation provisions contained in the Company’s and its subsidiaries’ organizational documents or indemnification or other agreements of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, with respect to actions or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that the certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries will contain provisions with respect to exculpation, indemnification and advancement of expenses that are no more favorable in each case to the Indemnified Individuals as those contained in the certificate of incorporation and bylaws of the Company and its subsidiaries as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that adversely affects the rights thereunder of the Indemnified Individuals.
In addition, Parent has agreed that, for six (6) years following the Effective Time, it will cause the Surviving Corporation to (and the Surviving Corporation will) indemnify and hold harmless each Indemnified Individual against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director, manager, agent, employee, fiduciary or agent of each Company Entity, or (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided, that the Surviving Corporation shall only be required to advance any such expenses to the extent that the Indemnified Individual to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Individual is not entitled to indemnification.
Prior to the Effective Time, the Company may, and may cause its subsidiaries to, purchase a “tail” or “run-off” insurance policy which will remain in effect for a period of six (6) years after the Effective Time, with reputable and financially sound carriers offering coverage and in amounts not less favorable than the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries and containing terms materially similar to the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, in satisfying its obligations, the Company will not be obligated to pay an aggregate premium in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (the “Maximum Premium”). If the aggregate annual premiums of such insurance coverage exceed the Maximum Premium, then the Company may obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. The Surviving Corporation has agreed to use commercially reasonable efforts to maintain the D&O Policy in full force and effect and fulfill its obligations thereunder throughout such six (6)-year period following the Effective Time.
The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and its subsidiaries, and are intended to benefit, and will be enforceable by, each Indemnified Individual.
Other Arrangements
To the best knowledge of Iconix, except for certain agreements described in this Schedule 14D-9 between Iconix and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Iconix , on the one hand, and Parent, Purchaser or Iconix , on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Iconix entering into any such agreement, arrangement or understanding
Item 4.	The Solicitation or Recommendation.
Recommendation of the Board
At a meeting held on June 11, 2021, after careful consideration, the Board, among other things, unanimously: (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders; (b) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; (d) agreed that the Merger will be effected under Section 251(h) of the DGCL; and (e) resolved to recommend the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons further described in more detail below, the Board, on behalf of Iconix, unanimously recommends that Iconix’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer and the Merger
The Board regularly evaluates and considers the historical performance, future growth prospects, liquidity profile, overall strategic goals and objectives of Iconix and opportunities to enhance stockholder value against the background of changes in the competitive landscape in the markets in which the Company operates and the broader market economy. As part of this process, senior management has at times presented to, and discussed with, the Board, and the Board has considered various potential strategic investments and transactions, including possible business combinations, asset sales and other strategic transactions that could enhance Iconix’s competitive strengths, increase revenue generation and profit margins, decrease leverage and improve the Company’s liquidity position.
Members of the Board, together with Iconix’s senior management, have also from time to time, met or otherwise communicated informally with industry participants regarding strategic transactions, including business combinations, asset sales, licensing agreements, and joint ventures.
The spread of the COVID-19 pandemic in the first quarter of 2020 and resulting impact on our licensees and their ability to pay royalties to us created risks related to our liquidity and ability to comply with the financial covenants under our outstanding indebtedness. This raised substantial doubt about our ability to continue as a going concern. In addition, there was concern that a going concern qualified audit could have material adverse consequences to the Company’s licensing and other contractual relationships. On March 30, 2020, the Company secured a waiver under its Senior Secured Term Loan due to the Company’s receipt of a going concern qualified audit opinion. As a result, among other things, Iconix took steps to reduce expenses and discretionary cash outlays and began actively pursuing non-core asset sales in order to bolster our liquidity and better enable us to remain in compliance with the financial covenants in our existing debt facilities.
In April 2020, the Company received letters from The Nasdaq Stock Market, LLC notifying the Company that the Company was not in compliance with the exchange’s minimum market value and minimum bid price requirements. While the Company has since regained compliance with the applicable listing requirements, the possibility of being delisted and the potential impact on our public stockholders of less liquid trading markets was also of concern to the Board of Directors.
Later in April 2020, after a thorough review of Iconix’s business and financial condition in the first quarter of 2020, including without limitation the adverse impact of the COVID-19 pandemic on Iconix’s business during that quarter, the Board determined that a new financial advisor was needed to assist the Board and senior management in evaluating possible strategic alternatives. The Board analyzed issues relating to, among other things, Iconix’s financial results, leverage, cash flow and liquidity profile, declining value of certain of its trademarks and other intellectual property assets, and prospects, all of which senior management believed contributed to concerns regarding the Company’s viability. On April 23, 2020, at the direction of the Board, Dechert LLP, counsel to Iconix (“Dechert”), entered into an engagement letter with Ducera Partners LLC (“Ducera”) for Ducera to provide general financial advisory and investment banking, restructuring, financing and transaction services to Iconix. The Board selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, and Ducera’s understanding of Iconix’s business.
From late April 2020 through June 2020, the Board met with representatives of Iconix’s senior management, Dechert and Ducera to discuss Iconix’s strategic plans, projections, and liquidity position, including among other things, the adverse impact of the worsening COVID-19 pandemic on Iconix’s revenue and cash flows and the resulting potential near-term liquidity shortfall. At the Board’s direction, Iconix’s senior management, Dechert and Ducera analyzed the potential impact of discrete asset sales, the ability to refinance all or a portion of Iconix’s material indebtedness, and potential broader strategic transactions, as well as prospects for Iconix to continue to operate on a standalone basis. The Board evaluated the potential implications of Iconix’s capital structure on its future business prospects and liquidity outlook, including amortization requirements under the Senior Secured Term Loan. The Board also considered the potential financial impacts associated with the outstanding indebtedness under the Convertible Notes and its securitization notes and the dilutive impact of stock issuances to satisfy interest payment obligations under the Convertible Notes, as well as the potential effect of conversion of the Convertible Notes, on strategic transactions and the value to Iconix’s common stockholders of any such transactions.
In the months that followed, Iconix completed two non-core asset sales (Starter China Limited and Umbro China, Limited) as a means to enhance its liquidity position in the short term, which resulted in aggregate net proceeds to Iconix of approximately $75.2 million, the majority of which was used to reduce Iconix’s existing indebtedness under its Senior Secured Term Loan. The Company, however, continued to have material near-term debt service requirements and experience substantial and recurring losses from operations.
On June 16, 2020, following outreach to and discussions with Iconix management, a third party, Party A, contacted Ducera regarding a potential strategic transaction with Iconix.
On June 29, 2020, representatives of Party A submitted a non-binding proposal for an all-cash acquisition of Iconix that valued Iconix common stock at $15 million.
On July 10, 2020, the Board met and discussed Party A’s proposal with Iconix management, Ducera and Dechert. Following this discussion and in the context of strategic planning discussions with Iconix management, Ducera and Dechert since late April 2020, the Board determined to commence a process to broaden its exploration of strategic alternatives available to Iconix to enhance stockholder value. The Board authorized and directed management and its external advisors to pursue a wide range of strategic alternatives, including a potential sale of Iconix, merger or other business combination, a recapitalization of its existing capital structure, financings or re-financings of its existing indebtedness, sales of equity and equity-linked securities, dispositions of discrete brands and related assets, licensing or other strategic transactions involving Iconix, or any combination of the foregoing. This decision was disclosed in a Current Report on Form 8-K filed on July 13, 2020 which was extensively covered by various media outlets.
Through the week of July 20, 2020, Iconix’s senior management, with assistance from Ducera and Dechert, finalized a process letter and confidential information memorandum (the “CIM”) relating to a strategic transaction involving Iconix. On July 21, 2020, Ducera began disseminating the process letter to a broad group of prospective bidders including strategic parties and financial sponsors who were identified based on their potential strategic interest in Iconix’s business and financial wherewithal to complete an acquisition of Iconix.
During July and August 2020, Ducera communicated with 84 potential counterparties, including Party A, and 28 counterparties entered into confidentiality agreements with Iconix. Upon entry into a confidentiality agreement, counterparties were provided with access to the CIM and a virtual data room populated with various financial, commercial and legal information on Iconix. During this time period, Iconix received nine initial indications of interest from potential counterparties: two indications to acquire all of Iconix’s common stock for cash, five indications for a full company sponsor-backed recapitalization, and two indications to acquire certain assets of Iconix. The transaction candidates included a mix of potential strategic parties and financial sponsors. Representatives of Ducera and members of Iconix’s senior management met with eight of the interested parties.
On July 24, 2020, the Board met and continued to discuss potential strategic and financing transactions for Iconix with Iconix’s senior management, and representatives of Ducera and Dechert. Among other things, the Board discussed the preparation of projections and guidance for Iconix’s anticipated financial performance for the remainder of the year 2020 and year 2021 to potentially provide to prospective bidders.
On August 11 and 14, 2020, the Board met with representatives of Ducera and Dechert and discussed, among other things, the nine proposals received from prospective buyers. Ducera, Dechert and senior management discussed the indicative terms, conditions and structure of each proposal and the impact on Iconix’s capitalization, including the potential implications for Iconix’s key stakeholders, with a focus on the potential returns to Iconix’s common stockholders. The consensus of the Board was to move forward with the process and seek improvement in each of the nine proposals.
In August 2020, Iconix retained Richards, Layton & Finger, P.A. (“RLF”) to advise it with respect to matters of Delaware corporate law, including the fiduciary duties of the Board.
In late August 2020, Ducera distributed a second-round process letter to six prospective buyers. Three counterparties who provided initial indications of interest were not provided with second-round process letters due to either their decision to not continue forward in the process or their initial indications of interest having been inadequate for active participation in the second round of the process. Over the course of the following weeks, these prospective buyers conducted further commercial, financial, legal, and accounting diligence.
On September 18, 2020, the Board met to discuss the status of the strategic alternatives review process. Representatives of Ducera attended the meeting and reported that there were five parties that remained interested in a potential transaction with Iconix and that one party had not meaningfully progressed beyond its initial indication of interest. Of the five remaining bidders, three sought an acquisition of the entire company—Parties A, B and C. The remaining bidders (Parties D and E) were proposing a minority investment and an acquisition of Iconix’s Umbro and Lee Cooper brands, respectively. Each of the bidders was given access to additional due diligence materials that Iconix had posted in a virtual data room prepared for this process.
During September and October 2020, Iconix received revised proposals from the five remaining bidders and, on October 9 and 13, 2020, the Board met with representatives of Ducera and Dechert to discuss the proposals. Representatives of Ducera reviewed the terms of the proposals submitted by the bidders and noted the conditions and complexities associated with each proposal. Party A’s proposal valued Iconix common stock at $15 million but entailed a high degree of structural complexity and required agreement from holders of the Senior Secured Term Loan and Convertible Notes to exchange into equity in the acquiring entity. Party B’s proposal valued Iconix common stock at $45 million but was premised on reaching agreement with two prospective partners, one of which was Party D. Party B’s proposal also contemplated a non-economic strategic partnership with Lancer, which would include participation on the Company’s Board of Directors by certain representatives of Lancer after closing of Party B’s proposed transaction. Party C’s proposal valued Iconix common stock at $8 million but was dependent on securing debt financing. Each of Party A’s, Party B’s and Party C’s proposals was premised in part on reaching agreement with the holders of the Convertible Notes for discounted repurchases of those notes. Party E’s proposal to acquire rights to the Umbro and Lee Cooper brands offered lower value than other parties’ proposals and a substantial portion of which was contingent. Party E’s proposal also would require an unwinding of certain of Iconix’s joint venture arrangements, with associated costs. The Board discussed the merits and risks of each of the proposals and, after a fulsome discussion, directed Iconix’s senior management, Ducera and Dechert to move forward in the process with a focus on Party B.
On October 23 and October 25, 2020, Iconix received further revised proposals from each of Party E and Party B, respectively. Each proposal included a request for exclusivity as a condition to moving forward.
On October 26, 2020, the Board met to discuss Party B’s and Party E’s revised proposals. Representatives of Ducera and Dechert attended the meeting and provided their views on the merits and risks of each of the proposals, including among other things, the complexity and timing of an entire company transaction and the risks and costs associated with the unwinding of certain of Iconix’s joint venture arrangements. After a fulsome discussion, the Board approved moving forward with Party B under a limited period of exclusivity. On October 30, 2020, Iconix and Party B entered into an exclusivity agreement providing for exclusivity through December 11, 2020, if extended in accordance with its terms.
Throughout November 2020, Ducera and members of Iconix’s senior management met with Party B and continued discussions for a proposed transaction, and Party B conducted confirmatory due diligence on Iconix. In late November 2020, Party B advised Iconix that it no longer wished to proceed with the proposed transaction on the terms set forth in its latest proposal, and, in early December 2020, Iconix delivered to Party B a notice of termination of the exclusivity agreement.
During the week of December 14, 2020, at the direction of the Board, management and representatives of Ducera contacted Lancer to solicit its interest in consummating a potential acquisition of Iconix without Party B, given its familiarity with Iconix’s business. On December 18, 2020, Lancer provided an initial non-binding proposal for a potential transaction that would result in the acquisition of all of Iconix’s common stock for cash and the full refinancing of Iconix’s Convertible Notes and Senior Secured Term Loan. The proposal valued Iconix’s common stock at a cash purchase price between $34 and $43 million in the aggregate (representing a purchase price of $2.62 to $3.31 per share), which ranged based on a potential opportunity to purchase certain Convertible Noteholders’ positions at a discount to par value. Lancer requested to move forward under exclusivity.
On December 18, 2020, the Board met and, following a review of Lancer’s proposal and after considering available alternatives as well as the Company’s liquidity and financial position, the Board approved moving forward with Lancer in negotiating the potential acquisition under exclusivity. Later that day, Iconix entered into an exclusivity agreement with an affiliate of Lancer that granted it exclusivity, subject to certain conditions, through February 22, 2021.
During the remainder of December 2020, representatives of Iconix’s senior management met with representatives of Lancer, including its legal advisor, to continue discussions regarding the proposed acquisition. In late December 2020, Iconix provided representatives of Lancer and Latham & Watkins LLP (“Latham”), transaction counsel for Lancer, with access to the due diligence materials posted in Iconix’s virtual data room.
During September and October 2020, Iconix received revised proposals from the five remaining bidders and, on October 9 and 13, 2020, the Board met with representatives of Ducera and Dechert to discuss the proposals. Representatives of Ducera reviewed the terms of the proposals submitted by the bidders and noted the conditions and complexities associated with each proposal. Party A’s proposal valued Iconix common stock at $15 million but entailed a high degree of structural complexity and required agreement from holders of the Senior Secured Term Loan and Convertible Notes to exchange into equity in the acquiring entity. Party B’s proposal valued Iconix common stock at $45 million but was premised on reaching agreement with two prospective partners, one of which was Party D. Party B’s proposal also contemplated a non-economic strategic partnership with Lancer, which would include participation on the Company’s Board of Directors by certain representatives of Lancer after closing of Party B’s proposed transaction. Party C’s proposal valued Iconix common stock at $8 million but was dependent on securing debt financing. Each of Party A’s, Party B’s and Party C’s proposals was premised in part on reaching agreement with the holders of the Convertible Notes for discounted repurchases of those notes. Party E’s proposal to acquire rights to the Umbro and Lee Cooper brands offered lower value than other parties’ proposals and a substantial portion of which was contingent. Party E’s proposal also would require an unwinding of certain of Iconix’s joint venture arrangements, with associated costs. The Board discussed the merits and risks of each of the proposals and, after a fulsome discussion, directed Iconix’s senior management, Ducera and Dechert to move forward in the process with a focus on Party B.
On October 23 and October 25, 2020, Iconix received further revised proposals from each of Party E and Party B, respectively. Each proposal included a request for exclusivity as a condition to moving forward.
On October 26, 2020, the Board met to discuss Party B’s and Party E’s revised proposals. Representatives of Ducera and Dechert attended the meeting and provided their views on the merits and risks of each of the proposals, including among other things, the complexity and timing of an entire company transaction and the risks and costs associated with the unwinding of certain of Iconix’s joint venture arrangements. After a fulsome discussion, the Board approved moving forward with Party B under a limited period of exclusivity. On October 30, 2020, Iconix and Party B entered into an exclusivity agreement providing for exclusivity through December 11, 2020, if extended in accordance with its terms.
Throughout November 2020, Ducera and members of Iconix’s senior management met with Party B and continued discussions for a proposed transaction, and Party B conducted confirmatory due diligence on Iconix. In late November 2020, Party B advised Iconix that it no longer wished to proceed with the proposed transaction on the terms set forth in its latest proposal, and, in early December 2020, Iconix delivered to Party B a notice of termination of the exclusivity agreement.
During the week of December 14, 2020, at the direction of the Board, management and representatives of Ducera contacted Lancer to solicit its interest in consummating a potential acquisition of Iconix without Party B, given its familiarity with Iconix’s business. On December 18, 2020, Lancer provided an initial non-binding proposal for a potential transaction that would result in the acquisition of all of Iconix’s common stock for cash and the full refinancing of Iconix’s Convertible Notes and Senior Secured Term Loan. The proposal valued Iconix’s common stock at a cash purchase price between $34 and $43 million in the aggregate (representing a purchase price of $2.62 to $3.31 per share), which ranged based on a potential opportunity to purchase certain Convertible Noteholders’ positions at a discount to par value. Lancer requested to move forward under exclusivity.
On December 18, 2020, the Board met and, following a review of Lancer’s proposal and after considering available alternatives as well as the Company’s liquidity and financial position, the Board approved moving forward with Lancer in negotiating the potential acquisition under exclusivity. Later that day, Iconix entered into an exclusivity agreement with an affiliate of Lancer that granted it exclusivity, subject to certain conditions, through February 22, 2021.
During the remainder of December 2020, representatives of Iconix’s senior management met with representatives of Lancer, including its legal advisor, to continue discussions regarding the proposed acquisition. In late December 2020, Iconix provided representatives of Lancer and Latham & Watkins LLP (“Latham”), transaction counsel for Lancer, with access to the due diligence materials posted in Iconix’s virtual data room.
On January 25, 2021, Iconix received a non-binding proposal from Party E to acquire Iconix’s rights to the Lee Cooper brand on terms more favorable than they had proposed previously. Representatives of Iconix’s senior management believed that the proceeds from a transaction with Party E could offer additional value for stockholders in the context of the proposed acquisition by Lancer. Accordingly, representatives of Iconix’s senior management discussed the proposal with Lancer, which indicated that it was in favor of a transaction with Party E, as it would likely enhance Iconix’s capitalization and reduce the amount of indebtedness required to finance the acquisition.
On January 21, 2021, Dechert distributed an initial draft of a proposed Merger Agreement to Latham for the proposed acquisition.
On January 28, 2021, the Board met with representatives of Ducera and Dechert to review and discuss the status of negotiations with Lancer and related matters. At that meeting, Ducera provided an overview of Party E’s proposal and updated the Board on the status of discussions with Party E. At that meeting, Ducera also reported that, at the direction of the Board, it had engaged in preliminary discussions with one of the lenders under Iconix’s Senior Secured Term Loan about a possible refinancing as a fallback measure in the event that Iconix and Lancer were not able to reach agreement on definitive terms for the potential acquisition. After discussion, the consensus of the Board was to continue to progress the negotiations with Lancer, Party E and possible financing sources in parallel.
During January 2021, the Company approached various lenders, including Silver Point Capital, to solicit interest in either financing a transaction with Lancer or refinancing the Company’s existing Senior Secured Term Loan and Convertible Notes should the Board determine not to pursue a transaction with Lancer. Over the next several weeks, the management team, with the assistance of Ducera, continued to engage in discussions with Silver Point Capital and other prospective lenders regarding these alternative potential financing arrangements.
On February 2, 2021, Latham sent a revised draft of the Merger Agreement to Dechert.
For the next four months, Dechert and Latham exchanged mark-ups of the draft Merger Agreement and other transaction documents and discussed and negotiated proposals with respect to items that remained open in these agreements. During that period of time, Ducera representatives and members of Iconix’s management also discussed and negotiated with Lancer representatives various terms and conditions of the proposed transactions. Key issues discussed included each party’s termination rights and fees, Iconix’s rights with respect to competing acquisition proposals, each party’s rights and remedies in the event of a failure of Lancer’s debt financing and Lancer’s request for expense reimbursement in addition to a termination fee.
Over the next two months, while continuing to negotiate with Lancer on the terms of the Merger Agreement, at the direction of the Board, Iconix’s senior management and representatives of Dechert engaged in negotiations with Party E and its counsel on the terms of a purchase agreement for Iconix’s rights to the Lee Cooper brand. Iconix’s senior management and representatives of Dechert and Ducera also continued negotiations with Iconix’s existing lead lender under the Senior Secured Term Loan, as well as with alternative lenders, on the terms of a potential refinancing of the Senior Secured Term Loan as well as discussions with alternative lenders in the event that one or both of the proposed transactions with Lancer and Party E was not consummated.
In late February 2021, in the context of negotiations of the potential acquisition, Latham advised Dechert that Lancer was seeking a waiver of the business combination restrictions under Section 203 of the DGCL in order to engage directly in discussions with the holders of the Convertible Notes to repurchase those notes in the context of the acquisition.
On February 26, 2021, the Board met with representatives of Ducera and Dechert to discuss the status of negotiations on the potential acquisition by Lancer, the potential sale of the Lee Cooper brand to Party E and a refinancing. Representatives of Dechert advised that Lancer was seeking a waiver of business combination restrictions under Section 203 of the DGCL and recommended that, in return, Iconix secure a standstill from Lancer. After discussion, the Board approved a limited waiver of the business combination restrictions to permit Lancer to engage in discussions with Allianz, provided that Lancer enters into a customary standstill arrangement as a condition to the waiver.
On March 4, 2021, Dechert sent to Latham a proposed standstill agreement containing the limited waiver of Section 203 of the DGCL approved by the Board (the “Standstill Agreement”).
Also on March 4, 2021, Latham sent a draft note purchase agreement to Dechert providing for a purchase of the Convertible Notes from the noteholders as well as a requirement that the noteholders tender any and all shares of Iconix’s common stock held by them in the proposed acquisition (the “Note Purchase Agreement”). In the period leading up to the execution of the Merger Agreement, Latham and Dechert continued to negotiate the terms of the Note Purchase Agreement. In early May, Ducera provided a draft of the Note Purchase Agreement prepared by Latham in agreement with the Company and Dechert to Allianz.
For the remainder of March through early April 2021, Iconix also continued to negotiate the terms of the purchase agreement for the Lee Cooper brand with Party E. During the course of those negotiations, a business issue arose with respect to a licensee of the Lee Cooper brand. Due to stated concerns regarding the performance of this licensee, in mid-April 2021, Party E proposed a significant reduction to its proposed purchase price.
On April 20, 2021, the Board met and discussed, among other things, Party E’s revised proposal. Iconix’s senior management attended the meeting and advised that the terms of the revised proposal were not compelling from a valuation perspective. Management also advised the Board that it had received indications from Lancer that it would be willing to proceed with its proposed transaction whether or not the Lee Cooper brand was sold to Party E. In that regard, Lancer indicated that it would be willing to increase its purchase price (by obtaining increased debt financing) to compensate for the proceeds that would have been generated through the sale of the Lee Cooper brand. Following this discussion, the Board directed management to discontinue negotiations with Party E.
In late April 2021, Silver Point Capital circulated a draft of a debt commitment letter setting forth proposed terms for a debt financing of the proposed transactions. The Silver Point Capital financing proposal provided for enhanced terms compared to Iconix’s existing Senior Secured Term Loan, including a significant reduction in contractual amortization and a reduced interest rate.
On May 4, 2021, Iconix received a non-binding indication of interest from Party F for an acquisition of Iconix at $2.00 per share. At a Board meeting on May 7, 2021, the Board discussed Party F’s proposal and given, among other concerns, the lower value offered by Party F’s proposal and the advanced state of negotiations with Lancer, the Board determined not to pursue the Party F proposal.
On May 19, 2021, Lancer and Iconix entered into the Standstill Agreement.
On May 28, 2021, Latham circulated initial drafts of a form of equity commitment letter pursuant to which Lancer would provide equity financing for the proposed merger and a form of limited guarantee pursuant to which Lancer would agree to guarantee the payment of the reverse termination fee and indemnities related to Iconix’s financing cooperation under the Merger Agreement.
Over the next two weeks, at the direction of the Board, members of Iconix’s senior management, together with representatives of Dechert and Ducera participated in extensive negotiations with representatives of Lancer and representatives of Latham regarding issues raised in the draft merger agreement mark-ups and related financing documents. Among the principal issues discussed were the termination and reverse termination fee amounts, the circumstances under which either party could terminate the merger agreement and receive a fee and the terms and conditions of Silver Point Capital’s debt financing commitment. Latham also finalized the terms of the Note Purchase Agreement with Allianz.
During this time, Iconix’s senior management team, together with representatives of Ducera, continued negotiations with Lancer regarding the purchase price to be offered to Iconix stockholders in connection with the proposed transaction. The central issues in this negotiation included a discussion of the minimum amount of cash required to remain on Iconix’s balance sheet following consummation of a transaction and the price at which Allianz had previously agreed to sell its Convertible Notes. On June 9, 2021, Iconix and Lancer agreed in principle to an offer price of $3.15 per share, valuing Iconix common stock at $46 million.
On the afternoon of June 10, 2021, the Board held a meeting, which members of Iconix’s senior management and representatives of Dechert, RLF and Ducera attended. Prior to this meeting, the members of the Board were provided with materials related to the proposed Offer and the Merger. At the meeting:
•	a representative of RLF reviewed with the Board its fiduciary duties in considering the proposed transactions;
•	a representative of Dechert reviewed the terms of the draft Merger Agreement and other transaction documents;
•	the Board considered the positive and negative factors and risks in connection with the proposed transactions, as discussed in “— Reasons for the Recommendation”; and
•
a representative of Ducera provided Ducera’s financial analyses of the $3.15 per share of Iconix common stock proposed to be paid in cash to Iconix’s common stockholders in the proposed Offer and the Merger with affiliates of Lancer.

The Board again reviewed with management the outlook for the Company’s business if the Company were to remain independent. In view of the risks associated with the execution of the Company’s stand-alone business plan and the terms of the transactions set forth in the proposed form of Merger Agreement with affiliates of Lancer, the Board continued to view a sale of the entire Company on the terms set forth in the draft Merger Agreement as the actionable strategic alternative offering the best value reasonably available to the Company’s stockholders.

During the evening of June 10, 2021, Dechert and Latham agreed on a substantially final form of the Merger Agreement that Iconix’s management would send to the Board for consideration. Dechert circulated the draft of the Merger Agreement to the Board, noting the changes to the draft that had been provided to the Board previously.
On the morning of June 11, 2021, Lancer and Allianz executed and delivered the Note Purchase Agreement pursuant to which Lancer acquired ownership of the Convertible Notes from Allianz.
Later in the morning of June 11, 2021, Dechert and Latham negotiated the remaining outstanding terms and conditions of the Merger Agreement and the other transaction documents.
Later that morning, following these negotiations, the Board held a meeting, which members of Iconix’s senior management and representatives of Dechert and Ducera attended. Prior to this meeting, the members of the Board were provided with materials related to the proposed Offer and the Merger. Ducera rendered to the Board Ducera’s oral opinion, subsequently confirmed in writing, that, as of June 11, 2021, and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in the written opinion, the $3.15 per share to be received by holders of Shares (other than Parent, Purchaser or any other subsidiary or affiliate of Parent) pursuant to the proposed Offer and the Merger was fair, from a financial point of view, to such holders as discussed in “— Opinion of the Company’s Financial Advisor.” Such opinion is attached hereto as Annex B and incorporated herein in its entirety.
Following a lengthy and detailed discussion and following careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board, acting by unanimous vote of its members: (i) approved the draft Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, declaring them fair to, advisable and in the best interests of the Company and its stockholders and authorizing the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement for the purposes of any applicable takeover statutes, including Section 203 of the DGCL, and (iii) resolved to recommend to the holders of Shares that they accept the Offer and tender their Shares to Purchaser in the Offer.
Following the Board meeting, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents.
After the parties had executed and delivered the Merger Agreement, prior to the opening of the markets on June 11, 2021, Iconix issued a press release announcing the proposed transaction. The press release is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is hereby incorporated herein by reference. Since announcement of the transaction, none of the interested parties with respect to the Company’s strategic transaction process are subject to standstill provisions with the Company prohibiting such party from asking the Company to waive such provisions.
On July 2, 2021, the Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.
Reasons for the Recommendation
In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor, including the following material factors (not in any relative order of importance), each of which the Board believes supported its determinations:
•
Cash Tender Offer; Certainty of Value. The Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Board considered:
•
the fact that the Offer Price of $3.15 per Share represents a premium of 28.6% over the Company’s closing share price on June 10, 2021, the last trading day prior to announcement of its entry into the Merger Agreement, and a premium of approximately 46.5% over the 30-day average volume weighted share price for the period ended June 10, 2021; and

•
the Board’s belief that, based on the history of the Company’s negotiations with Parent and the extensive auction process run by the Company, it had obtained Parent’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•
Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, competitive position in its industry and target markets, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Board also considered the prospective risks to the Company as a stand-alone entity, including, but not limited to, the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company, including, but not limited to, risks associated with any potential downturn in the volume of financial and strategic business transactions and projects in future periods.

•
Ducera Fairness Opinion. The Board considered the financial presentation and opinion, dated June 11, 2021, of Ducera Partners LLC (“Ducera”) to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $3.15 per Share consideration to be received in the Offer and the Merger by holders of Shares, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “—Opinion of Iconix’s Financial Advisor” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

•	Strategic Alternatives. The Board considered its belief, after a comprehensive review of
•	other strategic opportunities reasonably available to the Company;
•
the results of the process through which the Company, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of the Company, as more fully described above under “—Background of the Offer and the Merger”; and

•	the financial condition and prospects of the Company and management’s business plan for the Company;
in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.
•
Negotiation of Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s length between the Company and Lancer, with the assistance of their respective legal and financial advisors.

•
Speed and Likelihood of Consummation. The Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same Offer Price as is paid pursuant to the Offer. The Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•
the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of the Company;

•
the fact that Lancer agreed to purchase $55.805 million in aggregate principal amount of Convertible Notes (representing approximately 27.9% of the outstanding Shares as of June 10, 2021 on an as-converted basis) and to convert the Convertible Notes prior to completion of the Offer;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;
•	the fact that there are not expected to be significant antitrust or other regulatory impediments;
•
the business reputation, capabilities and financial condition of Lancer, and the Board’s belief that Lancer is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•
the Company’s ability, subject to the limitations and conditions in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and/or Purchaser and to enforce specifically the terms of the Merger Agreement.

•
Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, as more fully described in Section 11 “The Merger Agreement; Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included (not in any relative order of importance):

•
Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares validly tendered pursuant to the Offer, the Board may respond to an Acquisition Proposal, as defined in the Merger Agreement, if, prior to taking such actions, the Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal, as defined in the Merger Agreement, or would reasonably be expected to lead to a Superior Proposal and the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Board’s fiduciary obligations to the Company’s stockholders under applicable law (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Board of Directors’ Recommendation and Actions” of the Offer to Purchase).

•
Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. If the Board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that an unsolicited Acquisition Proposal constitutes a Superior Proposal and that the failure to do so would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement, the Board may take a number of actions, including modifying its recommendation to stockholders concerning the Offer and the Merger and accepting such Superior Proposal. The Company may also, provided that it complies with certain requirements set forth in the Merger Agreement, terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal, subject to the Company’s payment to Parent of a termination fee of $1.824 million and expense reimbursement of $10 million (which the Board believes is reasonable and not likely to deter any potential bidder from making a competing Acquisition Proposal) (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Termination” and “The Merger Agreement; Other Agreements — Iconix Termination Fee and Expense Amount” of the Offer to Purchase).

•
Change of Recommendation in Response to a Change in Circumstances. If the Board, other than in connection with an Acquisition Proposal, concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement, the Board may, in response to a Change in Circumstances, as defined in the Merger Agreement, take a number of actions, including modifying its recommendation to the stockholders concerning the Offer and the Merger (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Board of Directors’ Recommendation and Actions” in the Offer to Purchase). A Change in Circumstances is generally, with some exceptions, any event, change, development, circumstance, fact or effect (other than to the extent relating to an

Acquisition Proposal or Superior Proposal, or Parent or its affiliates) that, individually or in the aggregate, is material to the Company and its subsidiaries, taken as a whole, and not known or reasonably foreseeable to or by the Board as of the date of the Merger Agreement, in each case, based on facts known to the Board as of the date of the Merger Agreement, which event, change, development, circumstance, fact or effect becomes known to or by the Board prior to the Offer Acceptance Time. Parent is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation for any reason (including due to a Change in Circumstances), in which event the Company will have an obligation to pay to Parent a termination fee of $1.824 million and expense reimbursement of $10 million (as more fully described in “in Section 11 “The Merger Agreement; Other Agreements — Iconix Termination Fee and Expense Amount” of the Offer to Purchase).
•
Specific Performance and Monetary Damages. In the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, the Company will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages, provided that the Company will not be entitled to seek specific enforcement of Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger if Parent’s financing is unavailable. In the event the transactions are not consummated in certain circumstances, including in connection with the unavailability of Parent’s financing, Parent will be required to pay the Company a reverse termination fee of $11.824 million (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Parent Termination Fee” of the Offer to Purchase), which reverse termination fee would constitute the sole remedy of the Company for such failure to consummate the transactions.

•
End Date. The end date of October 15, 2021 on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent and Purchaser to use their respective reasonable best efforts to consummate the Offer and the Merger in the most expeditious manner practicable.
•
Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “ITEM 8. ADDITIONAL INFORMATION—Appraisal Rights.”

The Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:
•	Risk of Non-Consummation. The Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:
•	the market price of the Shares;
•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination fee payment to Parent; and
•	the Company’s ability to attract and retain key personnel.
•
Restrictions on Soliciting Proposals. The Board considered that the Merger Agreement imposes restrictions on soliciting Acquisition Proposals from third parties, including the absence of an explicit “go shop” provision.

•
Future Growth. The Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of the Shares.

•
Transaction Costs. The Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.

•
Possible Disruption of Business. The Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees, including possible effects on the Company’s ability to attract and retain key personnel while the transaction is pending. The Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.

•	Litigation Risk. The Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.
•
Termination Fee. The Board considered the termination fee of $1.824 million and expense reimbursement of $10 million that may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, and the risk that the amount of the termination fee could deter potential alternative Acquisition Proposals.

•
Financing Failure. The Board considered that, while Parent’s receipt of financing is not a condition to the Offer or the Merger, the Company will not be permitted to seek specific enforcement of Parent’s and Purchaser’s obligation to consummate the Offer and the Merger if such financing is unavailable, and that in such an event Parent’s obligation to pay the reverse termination fee of $11.824 million would be the Company’s sole remedy (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Parent Financing Covenant” of the Offer to Purchase).

•	Risk that the Minimum Condition Might Not Be Satisfied. The Board considered the possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.
•
Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company”.

•
Offer and Per Share Merger Consideration Taxable. The Board considered the fact that the gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Board may have given different weight to different factors.
Intent to Tender
To Iconix’s knowledge, after making reasonable inquiry, all of Iconix’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though the Company has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items, which it may update from time to time during the relevant year. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information provided by the Company’s management to Ducera in connection with the rendering of its opinion to the Board and performing its related financial analyses.
The projections (the “Projections”) were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, the Company’s independent registered accounting firm or any other independent accountants. The summary of the Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
The Projections were prepared by the Company’s management based on certain assumptions they believed to be potentially achievable. The Projections reflect numerous proprietary estimates and assumptions made by the Company’s management. All of these factors are difficult to predict and many are beyond the Company’s control. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. The Projections also reflect assumptions as to certain business decisions that are subject to change.
Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections and the other Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. None of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Projections.
In addition, the Projections have not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

($ in millions)
	Fiscal years December 31, 2019–2025(1)
	FY2019A	FY2020A	FY2021E	FY2022E	FY2023E	FY2024E	FY2025E
Consolidated Revenue	149.0	108.6	103.3	103.7	104.4	105.1	105.9
Compensation	(22.7)	(19.5)	(22.0)	(22.3)	(22.6)	(23.0)	(23.3)
Advertising	(13.8)	(5.5)	(6.8)	(6.9)	(7.0)	(7.1)	(7.2)
T&E	(1.5)	(0.3)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
Office Expenses	(4.6)	(3.4)	(4.0)	(4.1)	(4.2)	(3.7)	(3.3)
Bad Debt Expense	1.1	(1.7)	(1.0)	(1.0)	(1.0)	(1.0)	(1.1)
Professional Fees	(28.7)	(16.7)	(13.6)	(6.7)	(6.8)	(7.0)	(7.1)
Other SG&A	(14.6)	(12.3)	(6.6)	(6.7)	(6.8)	(6.9)	(7.0)
( - ) SG&A	(84.7)	(59.4)	(54.8)	(48.5)	(49.2)	(49.5)	(49.7)
( + ) Equity Income in JV's	0.0	(1.4)	1.9	2.0	2.0	2.0	2.0
( - ) Minority Interest	(9.6)	(4.4)	(8.0)	(8.1)	(8.2)	(8.2)	(8.3)
Consolidated EBITDA	54.7	43.5	42.4	49.1	49.0	49.4	49.9
( + ) Special Charges / Debt in SG&A	19.9	11.8	7.0	—	—	—	—
( + ) Stock-Based Compensation	1.0	0.8	0.5	0.5	0.5	0.5	0.5
( + ) Min. Int. Related to D&A and Impairment	1.5	(1.8)	—	—	—	—	—
( + ) Contract Asset Write-Off	3.8	0.8	—	—	—	—	—
Consolidated Adjusted EBITDA	80.8	55.1	49.9	49.6	49.5	49.9	50.4
(1)
For all periods beyond the fiscal year ended December 31, 2021, the Company assumed a nominal positive growth rate on its non-securitization revenue to reflect the assumption that the business would remain stable for the projected periods.

In addition, as further described in “—Opinion of Iconix’s Financial Advisor” below, the Company’s management also estimated unlevered free cash flow, which is defined as (i) consolidated adjusted EBITDA, less (ii) securitization revenue, plus (iii) securitization management fees, less (iv) special charges, capital expenditures, licensee withholding taxes and cash taxes. For each of the fiscal years ending December 31, 2021 through December 31, 2025, unlevered free cash flow was estimated to be $7.2 million, $7.0 million, $7.6 million, $8.0 million and $8.3 million, respectively.
Opinion of Iconix’s Financial Advisor
Ducera was retained by Iconix to act as its financial advisor in connection with the Transactions. Iconix selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, and Ducera’s understanding of Iconix’s business. At the June 11, 2021 meeting of the Iconix board of directors, Ducera delivered its oral opinion to the Iconix board of directors, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Per Share Amount (as defined in the Merger Agreement) was fair, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement) and any other Shares held by Affiliates (as defined in the Merger Agreement) of Parent (as defined in the Merger Agreement)).
The full text of the written opinion of Ducera, dated as of June 11, 2021, is attached as Annex A to this Schedule 14D-9. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the Per Share Amount to the holders of Shares (other than Excluded Shares and any other Shares held by Affiliates of Parent). It does not constitute a recommendation to the Iconix board of directors or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender such shares in the Offer or how any holder of Shares should vote or act in respect of the Transactions or any matter relating thereto. The summary of the opinion of Ducera set forth below is qualified in its entirety by reference to the full text of the opinion, which Iconix stockholders are encouraged to read carefully and in its entirety.

In connection with rendering its opinion, Ducera, among other things:
•	reviewed a draft of the merger agreement dated as of June 4, 2021;
•	reviewed certain publicly available financial statements and other business and financial information relating to Iconix, which Ducera believed to be relevant;
•
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Iconix prepared by Iconix and furnished to Ducera by management of Iconix;

•	reviewed certain non-public projected financial data relating to Iconix prepared by Iconix and furnished to Ducera by management of Iconix;
•
reviewed and discussed the past and current business, operations, current financial condition and financial projections of Iconix with management of Iconix (including management’s views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);

•	reviewed the reported prices and the historical trading activity of Shares and compared such prices with those of securities of certain publicly traded companies which Ducera believed to be relevant;
•	compared the financial performance of Iconix and its stock market trading multiples with those of certain other publicly traded companies which Ducera believed to be relevant;
•	reviewed the financial terms, to the extent publicly available, of selected business combination transactions; and
•	performed such other studies, analyses and examinations and considered such other factors which Ducera believed to be appropriate.
In arriving at its opinion, Ducera assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by Ducera (including information that is available from generally recognized public sources), and Ducera assumes no liability for such information. Ducera further assumed, with Iconix’s consent, that all of the information furnished by management of Iconix for purposes of Ducera’s analysis was accurate as of the date of its opinion (except to the extent superseded by other information provided prior to the date of its opinion) and did not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to Iconix referred to above, Ducera assumed, with Iconix’s consent, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Iconix as to the future financial performance of Iconix. Ducera expressed no view as to any projected financial data relating to Iconix, or on the assumptions on which they are based (including in the financial projections set forth in “—Certain Unaudited Prospective Financial Information” included elsewhere in this Schedule 14D-9).
For purposes of rendering its opinion, Ducera assumed, in all respects material to its analysis, that the final executed merger agreement would not materially differ from the draft merger agreement reviewed by Ducera, and that all conditions to the consummation of the Transaction would be satisfied without material waiver, modification or delay. Ducera further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Iconix or the consummation of the Transactions.
Ducera did not make, nor assume any responsibility for making, any independent valuation or appraisal of Iconix’s assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), nor was Ducera furnished with any such valuations or appraisals, nor did Ducera evaluate Iconix’s solvency or fair value under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ducera’s opinion is necessarily based upon information made available to it as of the date its opinion was rendered and financial, economic, market and other conditions as they existed and could be evaluated on such date. Subsequent developments may affect Ducera’s opinion and the assumptions used in preparing it, and Ducera does not have any obligation to update, revise or reaffirm its opinion.
Ducera was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the Per Share Amount, from a financial point of view, to the holders of Shares (other than Excluded

Shares and any other Shares held by Affiliates of Parent), as of the date of its opinion. Ducera was not asked to express, and Ducera did not express, any view on, and Ducera’s opinion did not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any of Iconix’s other securities (including the Convertible Notes), creditors or other constituencies of Iconix, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of Iconix’s officers, directors or employees, or any class of such persons, whether relative to the Per Share Amount or otherwise, nor as to the fairness of any other term of the merger agreement. Ducera’s opinion did not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Iconix, nor did it address the underlying business decision to engage in the Transactions. Ducera’s opinion did not constitute a recommendation to the Iconix board of directors or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender such shares in the Tender Offer or how any holder of Shares should vote or act in respect of the Transaction or any matter relating thereto. Ducera expressed no opinion as to the price of which Shares will trade at any time. Ducera was not asked to pass upon, and expressed no opinion with respect to, any tax or other consequences that may result from the Transaction. Ducera does not have legal, regulatory, accounting or tax expertise and assumed the accuracy and completeness of Iconix’s and its advisors’ assessments with respect to legal, regulatory, accounting and tax matters.
In the ordinary course of business, Ducera and its affiliates provide investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera and its affiliates may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of Iconix, Parent or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
The issuance of Ducera’s opinion was approved by the fairness opinion committee of Ducera in accordance with Ducera’s procedures for such opinions.
Under the terms of its engagement letter, Ducera provided Iconix with financial advisory services in connection with the Transaction, and Iconix agreed to pay Ducera (i) an opinion fee of $1 million, a portion of which was paid when Iconix requested Ducera’s opinion letter and a portion of which became payable upon the rendering of Ducera’s opinion letter, (ii) a monthly cash fee of $150,000 per month commencing as of March 27, 2020, and (iii) a transaction fee of $3.5 million payable upon consummation of the Transaction. Iconix has also agreed to reimburse Ducera’s reasonable and documented out-of-pocket expenses, including reasonable and documented expenses of external legal counsel, incurred in connection with Ducera’s engagement. In addition, Iconix has agreed to indemnify Ducera, its affiliates, their respective members, managers, directors, officers, partners, agents and employees, and any controlling person of Ducera and its affiliates, against certain liabilities and expenses relating to or arising out of Ducera’s engagement.
During the two-year period prior to the date of the Ducera opinion, no material relationship existed between Ducera or any of its affiliates and Iconix or the Parent or any of their respective affiliates pursuant to which compensation was received by Ducera or its affiliates, other than the monthly retainer fee under Ducera’s engagement for the Transactions. Ducera and its affiliates may provide financial or other services to Iconix, Parent or their respective affiliates in the future and in connection with any such services Ducera may receive compensation.
The following is a summary of the material financial analyses presented by Ducera to the Iconix board of directors and that were used in connection with rendering the opinion described above. In accordance with customary investment banking practice, Ducera employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Ducera. The summary does not purport to be a complete description of the financial analyses performed by Ducera, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Ducera. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand Ducera’s financial analyses, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Ducera’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before June 11, 2021, and is not necessarily indicative of current market conditions.
In rendering its opinion, Ducera considered financial projections prepared and provided by management of Iconix as described above. For more information about the financial projections, see the section entitled “—Certain Unaudited Prospective Financial Information” in this Schedule 14D-9.
Discounted Cash Flow Analysis
Ducera calculated a range of equity values for Iconix common stock based on a discounted cash flow analysis to value Iconix as a standalone entity. Ducera utilized Projections as prepared and provided by management of Iconix as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information.”
Iconix’s assets are bifurcated into two distinct corporate silos. Certain of Iconix’s assets owned by Icon Brands Holdings LLC, Icon DE Intermediate Holdings LLC, Icon DE Holdings LLC, and Icon NY Holdings LLC (“Securitization Assets”) are encumbered by approximately $416 million of securitization debt (as of March 31, 2021) that is non-recourse to other assets of Iconix. Iconix’s remaining assets owned by various other direct and indirect subsidiaries of Iconix (“OpCo Assets”) are encumbered by approximately $178 million of debt (as of March 31, 2021). To reflect distribution of the value of Iconix’s assets to holders of Shares (other than Excluded Shares and any other Shares held by Affiliates of Parent), Ducera separately valued cash flows related to the OpCo Assets and the Securitization Assets, but under the same set of valuation assumptions as described below.
For purposes of its discounted cash flow analysis, Ducera defined unlevered free cash flow as (i) adjusted non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”), less (ii) special charges, capital expenditures, licensee withholding taxes and cash taxes.
Utilizing the Iconix Management Projections, Ducera calculated the net present value of projected unlevered free cash flows for Iconix for the second half of its fiscal year 2021 and its fiscal years 2022 through 2025 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 7.50x – 8.50x. These values were then discounted to present values as of June 30, 2021 at discount rates ranging from 11.0% to 13.0%, which discount rates were selected based upon an analysis of Iconix’s estimated weighted average cost of capital. Ducera also calculated the net present value of Iconix’s deferred tax assets based on projected utilization of net operating losses under the Iconix Management Projections. The projected tax benefits of the net operating losses were then discounted to present value as of June 30, 2021 at discount rates ranging from 16.0% to 18.0% based upon an analysis of Iconix’s estimated cost of equity capital. Collectively, this analysis implied a value per share of Iconix common stock ranging from $0.25 to $2.10.
Public Trading Peers Valuation Analysis
Ducera compared selected financial information and public market multiples for Iconix with publicly available financial information and public market multiples for Sequential Brands Group (“Sequential”). Ducera selected Sequential for this comparison based on multiple factors, including that it is a publicly traded brand management company whose scale, business model and margin profile, for purposes of Ducera’s analysis, may be considered similar to Iconix’s operations and business.
For this analysis, Ducera reviewed, among other things, the implied total enterprise value of Sequential as a multiple of last twelve months EBITDA of Sequential as of December 31, 2020 derived from publicly available resources (“Sequential LTM TEV/EBITDA Multiple”). Ducera calculated total enterprise value for Sequential based on the market value of Sequential debt and its equity market capitalization. Due to lack of publicly-available market trading prices for Sequential debt, Ducera calculated the market value of Sequential debt based on the fair value of Sequential debt securities ascribed by Sequential’s largest debt holder in public filings as of March 31, 2021.
Company	LTM TEV/ EBITDA Multiple
Sequential Brands Group	6.9x

Sequential is not identical to Iconix. In evaluating Sequential for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Iconix’s and Ducera’s control, such as the impact of competition on Iconix’s businesses and the industry generally, industry growth and the absence of any adverse material change in Iconix’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Based on the Sequential LTM TEV/EBITDA Multiple, Ducera selected a multiple range of 7.0x to 8.0x. Ducera applied this range to Iconix’s adjusted EBITDA (calculated for the twelve-month period ending on March 31, 2021 based on Iconix’s historical financials). This analysis implied a value per share of Iconix common stock ranging from $1.30 to $2.91.
Analysis of Precedent Transactions
Ducera reviewed publicly available information relating to the one recent acquisition transaction of a brand management company. For this transaction, Ducera reviewed, among other things, the implied total enterprise value of the target company as a multiple of last twelve months EBITDA of the target company prior to transaction announcement derived from publicly available resources (“LTM TEV/EBITDA Multiple”).
Announcement Date	Target	Acquiror	LTM TEV/EBITDA Multiple
02/16/2021	Apex Brand Group	Galaxy Universal	7.9x
Ducera chose the precedent transaction for purposes of this analysis because Ducera believed it represented the only relevant transaction in the brand management company industry announced in the prior five years for which information was publicly available. Although the precedent transaction is not directly comparable to the Transaction, the target company in the selected precedent transaction is such that, for the purposes of analysis, the precedent transaction may be considered similar to the Transaction.
Based on the analysis of the LTM TEV/EBITDA Multiple for the selected transaction, Ducera selected a multiple range of 7.5x to 8.5x. Ducera applied this range to Iconix’s adjusted EBITDA (calculated for the twelve-month period ending on March 31, 2021 based on Iconix’s historical financials). This analysis implied a value per share of Iconix common stock ranging from $2.10 to $3.71.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Ducera. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Ducera believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Ducera with respect to Iconix’s actual value. In arriving at its opinion, Ducera reviewed various financial and operational metrics and forecasts for Iconix, which were made available to Ducera by or on behalf of Iconix. In arriving at its opinion, Ducera did not attribute any particular weight to any analyses or factors, except as noted above, and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Ducera considered the totality of the factors and analyses performed. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Ducera are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Ducera’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses could actually be bought or sold. The selected company reviewed is not identical to Iconix and the selected transaction reviewed was not identical to the Transactions. However, the company selected was chosen because it is a publicly traded brand management company whose scale, business model and margin profile, for purposes of Ducera’s analysis, may be considered similar to Iconix’s operations and business, and the selected transaction was chosen because the target company is such that, for the purposes of Ducera’s analysis, the selected transaction may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the company involved and other factors that could affect the company compared to Iconix.
The terms of the Transactions, including the Per Share Amount, were determined through arm’s length negotiations between Iconix and Parent and were approved by the Board. Although Ducera provided advice to the Board during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Iconix board of directors. Ducera did not recommend any specific consideration to Iconix or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions. As described in the section entitled “—Reasons for the Offer and the Merger,” the opinion of Ducera and its presentation to the Board were among a number of factors taken into consideration by the Board in making its determination to approve the merger agreement and the Transactions.
Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
The Company retained Ducera to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Ducera delivered the opinion and is entitled to be paid the fees as described above in the section captioned “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Iconix’s Financial Advisor.”
Additional information pertaining to the retention of Ducera in the section captioned “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Iconix’s Financial Advisor” is incorporated by reference herein.
Except as set forth above, neither Iconix nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Iconix on its behalf with respect to the Offer, the Merger or related matters.
Item 6.	Interest in Securities of the Subject Company.
Except for the scheduled vesting of Company Restricted Stock Units and Company Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Iconix or, to Iconix’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Iconix is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Iconix’s securities by Iconix, Iconix’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Iconix or Iconix’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Iconix or any subsidiary of Iconix; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Iconix.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Acquisition Proposal.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
Item 8.	Additional Information.
Conditions to the Offer
The information set forth in Section 1 “Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.
Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the Per Share Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the required copy of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of the mailing of this Schedule 14D-9, deliver to the Company at 1450 Broadway, 3rd Floor, New York, New York 10018 Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver on or within 10 days after the effective date of the Merger an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time period specified in the first bullet above (or to take any of the other steps specified in the above bullets and required by Section 262 of the DGCL) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to the Company, 1450 Broadway, 3rd Floor, New York, New York 10018 Attention: General Counsel. Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time will be entitled to assert appraisal rights for the Shares registered in that holder’s name. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and must state that such person intends thereby to demand appraisal of his, her or its Shares issued and outstanding immediately prior to the Effective Time in connection with the Merger. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record, but such agent must identify the record owner or owners and expressly disclose that, in executing such demand, the agent is acting as agent for the record owner or owners of such Shares.
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. Shares held through brokerage firms, banks or other financial institutions are frequently deposited with, and held of record in, the name of a central securities depository nominee, such as Cede & Co., and a demand for appraisal of such Shares must be made by the record holder of the Shares, which may be the depository nominee, if the Shares have been so deposited, and must reasonably inform the Company of the identity of the record holder, which may be the depository nominee, and of such holder’s intention to seek appraisal of such Shares. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct such firm, bank or institution that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered as to which appraisal is sought. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware

Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of a petition of appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares (the “Dissenting Stockholders”) and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all the Dissenting Stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. In addition, assuming the Shares remain listed on a national securities exchange immediately before the Effective Time, which we expect to be the case, the Delaware Court is required to dismiss the appraisal proceedings as to all Dissenting Stockholders unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court, and (2) interest accrued before such voluntary cash payment, unless paid at that time.
In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.
Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled thereto, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders of their stock certificates. The Delaware Court's decree may be enforced as other decrees in the Delaware Court may be enforced. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of the Per Share Merger Consideration to be paid in the Merger. Although the Company believes that the Per Share Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court. Neither Parent nor the Company anticipates offering more than the Per Share Merger Consideration to any Dissenting Stockholder, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of the Shares is less than the Per Share Merger Consideration.
The process of dissenting and exercising appraisal rights requires compliance with technical prerequisites. Stockholders wishing to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration, but without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Per Share Merger Consideration by delivering to the Company a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Company. Notwithstanding the foregoing, once a petition for appraisal is filed, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Per Share Merger Consideration within 60 days after the effective date of the Merger.
STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
The foregoing summary of the rights of the stockholders of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
Business Combination Statute
A number of states (including Delaware, where Iconix is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which generally prohibits the Company from engaging in a “business combination” (which is generally defined to include a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder, unless, among other exceptions, before the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement. In addition, on February 26, 2021, the Board adopted a resolution approving, for purposes of Section 203, Parent and Purchaser engaging in discussions with the largest holder of the Convertible Notes regarding the potential transaction (including the purchase of the Convertible Notes held by such holder), with the purpose and intent that the restrictions set forth in Section 203 not apply to the Purchaser or the potential transactions contemplated thereby solely as a result of such discussions or any agreements, arrangements or understanding reached between such holder and Purchaser regarding the potential transactions.
No Vote of Stockholders Required for the Merger
The Board has unanimously approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Cautionary Statements Regarding Forward-Looking Statements
This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by affiliates of Lancer, including the expected timing of the closing of the Offer and the Merger and considerations taken into account by our Board in approving the Offer and the Merger. These forward-looking statements involve risks and uncertainties, many of which are outside management’s control. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Offer and the Merger are not satisfied, including the risk that a sufficient number of Iconix’s stockholders do not participate in the Offer; the risk that the Merger Agreement may be terminated in circumstances that require Iconix to pay a termination fee of $1.824 million and expense reimbursement of $10 million; potential litigation relating to the Offer and the Merger; the failure to satisfy other conditions to completion of the Offer and the Merger, including the receipt of all regulatory approvals related to the Offer and the Merger (and any conditions, limitations or restrictions placed on these approvals); the failure of Lancer to consummate the necessary financing arrangements; risks that the Offer, Merger and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed Offer and the Merger; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; uncertainties as to the timing of the consummation of the Offer and the Merger and the ability of each party to consummate the Offer and the Merger; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://iconixbrand.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law. You should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 2, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated July 2, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Opinion of Ducera Partners LLC, dated June 11, 2021 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)	Letter to Stockholders.
(a)(5)(C)
Press Release issued by Iconix Brand Group, Inc. on June 11, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021).

(e)(1)
Agreement and Plan of Merger, dated as of June 11, 2021, among Iconix Acquisition LLC, Iconix Merger Sub Inc., and Iconix Brand Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Iconix Brand Group, Inc. with the SEC on June 11, 2021).

(e)(2)	Equity Commitment Letter, dated June 11, 2021, from Lancer Capital LLC to Iconix Acquisition LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(2)	Limited Guarantee, dated June 11, 2021, from Lancer Capital LLC to Iconix Brand Group, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Exclusivity Agreement, dated as of December 18, 2020, between Iconix Brand Group, Inc. and Holleder Capital LLC (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(4)	Standstill Agreement, dated as of May 19, 2021, between Lancer Capital LLC and Iconix Brand Group, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(5)	Nondisclosure Agreement, dated December 15, 2020, between Iconix Brand Group, Inc. and Lancer Capital LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
Annex A: Opinion of Ducera Partners LLC.
Annex B: Section 262 of the Delaware General Corporation Law.
II-1

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ICONIX BRAND GROUP, INC.

Date: July 2, 2021	By:	/s/ John McClain
Name: John McClain
Title: Chief Financial Officer
II-2

Annex A
Opinion of Ducera Partners LLC

June 11, 2021
The Board of Directors of
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018
Members of the Board of Directors:
We understand that Iconix Brand Group, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), Iconix Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Company. Pursuant to the Agreement, Purchaser will commence a tender offer (the “Tender Offer”) for all of the outstanding Company Shares (other than Excluded Shares) at a price per share equal to $3.15 in cash (the “Per Share Amount”). Following the consummation of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer, the “Transaction”), with the Company continuing as the surviving corporation of the Merger and each Company Share (other than Excluded Shares, Accepted Shares and Appraisal Shares) being converted into the right to receive the Per Share Amount.
The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.
The Board of Directors of the Company has requested our opinion as to the fairness of the Per Share Amount, from a financial point of view, to the holders of Company Shares (other than Excluded Shares and any other Company Shares held by Affiliates of Parent), as of the date hereof.
For purposes of the opinion set forth herein, we have, among other things:
(i)	reviewed a draft of the Agreement dated as of June 4, 2021;
(ii)	reviewed certain publicly available financial statements and other business and financial information relating to the Company, which we believed to be relevant;
(iii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared by the Company and furnished to us by management of the Company;

(iv)	reviewed certain non-public projected financial data relating to the Company prepared by the Company and furnished to us by management of the Company;
(v)
reviewed and discussed the past and current business, operations, current financial condition and financial projections of the Company with management of the Company (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);

(vi)
reviewed the reported prices and the historical trading activity of Company Shares and compared such prices with those of securities of certain publicly traded companies which we believed to be relevant;

Letter to the Board of Directors of Iconix Brand Group, Inc.
June 11, 2021

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies which we believed to be relevant;
(viii)	reviewed the financial terms, to the extent publicly available, of selected business combination transactions; and
(ix)	performed such other studies, analyses and examinations and considered such other factors which we believed to be appropriate.
In arriving at our opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by us (including information that is available from generally recognized public sources), and we assume no liability therefor. We have further assumed, with your consent, that all of the information furnished by management of the Company for purposes of our analysis is accurate as of the date hereof (except to the extent superseded by other information provided prior to the date hereof) and does not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to the Company referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company, or the assumptions on which they are based.
For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, and that all conditions to the consummation of the Transaction will be satisfied without material waiver, modification or delay. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction.
We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Per Share Amount, from a financial point of view, to the holders of the Company Shares (other than Excluded Shares and any other Company Shares held by Affiliates of Parent), as of the date hereof. We have not been asked to express, and we do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any securities (including the Convertible Notes), creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Per Share Amount or otherwise, nor as to the fairness of any other term of the Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Transaction, including as to whether any holder of Company Shares should tender such shares in the Tender Offer or how any holder of Company Shares should vote or act in respect of the Transaction or any matter relating thereto. We express no opinion as to the price at which Company Shares will trade at any time. We have not been asked to pass upon, and express no opinion with respect to, any tax or other consequences that may result from the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Letter to the Board of Directors of Iconix Brand Group, Inc.
June 11, 2021

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, a portion of which became payable when the Company requested this opinion and a portion of which will become payable upon the rendering of this opinion. We will also be entitled to receive a transaction fee if the Transaction is consummated. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. In connection with this engagement, we and our affiliates (“Ducera”) provided financial advisory services to the Company and its affiliates. During the two year period prior to the date hereof, no material relationship existed between Ducera and Parent pursuant to which compensation was received by Ducera. We may provide financial or other services to the Company, Parent or their respective affiliates in the future and in connection with any such services we may receive compensation.
In the ordinary course of business, Ducera provides investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of the Company, Parent or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
This letter, and the opinion expressed herein, is addressed to, and for the information and assistance of, the Board of Directors of the Company in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by the fairness opinion committee of Ducera Securities LLC in accordance with the procedures for opinions as to fairness of Ducera Securities LLC.
This opinion may not be reproduced, summarized or referred to in any public document or given to any other person without our prior written consent; provided, however, if required by applicable law, rule or regulation, this opinion may be included in any disclosure document filed by the Company with the U.S. Securities and Exchange Commission with respect to the Transaction; provided, further, that this opinion is reproduced in full, and that any description of, or reference to, Ducera or summary of this opinion in the disclosure document is in a form acceptable to Ducera.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Amount is fair, from a financial point of view, to the holders of the Company Shares (other than Excluded Shares and any other Company Shares held by Affiliates of Parent).
Very truly yours,

DUCERA SECURITIES LLC

/s/ Michael A. Kramer
Name: Michael A. Kramer
Title: Chief Executive Officer

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) Repealed by 82 Laws 2020, ch. 256, § 15.
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.
Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
B-4